Exhibit 99.1

STRATASYS COMPLETES ACQUISITION OF COVESTRO’S ADDITIVE MANUFACTURING MATERIALS BUSINESS

Positions Stratasys to expand engagement with all Covestro AM materials customers with global breadth of Stratasys sales, service, and support infrastructure

Expands its differentiated 3D printed materials offering in stereolithography, DLP, and powders to address more manufacturing industry applications

EDEN PRAIRIE, Minn., and REHOVOT, Israel, April 5, 2023 – Stratasys Ltd. (NASDAQ: SSYS), a leader in polymer 3D printing solutions, today announced it has completed the acquisition of the additive manufacturing materials business of Covestro AG (DAX: 1COV). The acquisition, which is immediately accretive, includes R&D facilities and activities, global development and sales teams across Europe, the U.S. and Asia, a portfolio of approximately 60 additive manufacturing materials, and an extensive IP portfolio comprised of hundreds of patents and patents pending.

The materials, IP portfolio, and talent Stratasys acquired from Covestro will help Stratasys address new applications in key technology categories such as stereolithography, P3/DLP, and powder bed fusion, including SAF™ technology. They complement Stratasys’ existing deep materials expertise for PolyJet and FDM® technologies.

Automotive air vent prototypes 3D printed with Somos WaterShed Black resin on Neo450 3D printers from Stratasys.

“Today marks a significant milestone for us as we solidify our leadership in the polymer additive manufacturing industry,” said Stratasys CEO Dr. Yoav Zeif. “With this acquisition, we’re not just expanding our materials portfolio for our broad array of 3D printing technologies – we’re also paving the way for more new innovations. Additionally, our growing team of in-house materials experts will be in a stronger position to collaborate with our materials ecosystem partners. Together, we’ll be able to address more applications faster, pushing the boundaries of what’s possible in additive manufacturing.”

All materials are available through Stratasys and its global partners under the Somos® and Addigy® brands, benefiting customers with greater global sales, service and support infrastructure. Stratasys will continue to fully support customers whether the materials are used with Stratasys or third-party 3D printers.

According to Hugo da Silva, previously Vice President of Covestro Additive Manufacturing and now Vice President of Strategy, M&A and Venturing at Stratasys, the acquisition advances Stratasys’ focus on complete solutions for specific use cases to grow 3D printing’s footprint further into manufacturing. “A new material can be as transformative to a market as a new 3D printer,” da Silva said. “Whether it’s flame, heat and smoke resistant materials for aerospace, new biocompatible materials for medical applications, or resilient materials with ESD properties for electric vehicles, we know that the more we bring new materials innovations to market as part of use case solutions, the more we can transform how everything is manufactured around the world.”

For more information on Stratasys materials for additive manufacturing, visit www.stratasys.com/materials.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys, FDM, P3, SAF, Somos, and Addigy are trademarks or registered trademarks of Stratasys Ltd. and/or its affiliates. All other trademarks are the property of their respective owners, and Stratasys assumes no responsibility with regard to the selection, performance, or use of these non-Stratasys products.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’s intentions with respect to the proposed transaction are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may include, but are not limited to, statements relating to the anticipated completion of the combination of MakerBot and Ultimaker, the financial position and prospects of the new combined company, and the desktop 3D printing market. Forward-looking statements are subject to significant risks and uncertainties, and actual results could differ materially from those projected. There can be no assurance that Stratasys will be able to complete the transaction on the anticipated terms, or at all. Important factors that could cause actual results and developments to differ materially from those anticipated in these forward-looking statements include, among other things, risks and uncertainties related to market conditions, satisfaction of customary closing conditions related to the transaction and the risk factors and other matters referred to under “Risk Factors”, and generally in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission, or SEC, on March 3, 2023, and in other reports that Stratasys furnishes to or files with the SEC from time to time. Readers are urged to carefully review and consider the various disclosures made in Stratasys’ SEC reports, which are designed to advise interested parties of the risks and other factors that may affect its business, financial condition, results of operations and prospects. The forward-looking statements in this release speak only as of this date, and Stratasys disclaims any intent or obligation to revise or update publicly any forward-looking statement except as required by law.

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Media Contacts

Stratasys Corporate & North America Chris Reese chris.reese@stratasys.com +1 952-262-1657	Europe, Middle East, & Africa Jonathan Wake / Miguel Afonso, Incus Media stratasys@incus-media.com +44 1737 215200	Israel Rosa Coblens Rosa.coblens@stratasys.com +852-9189-7273
Investor Relations Yonah Lloyd yonah.lloyd@stratasys.com +972-74-745-4919	Brazil, Central America and South America Erica Massini erica.massini@stratasys.com +55 (11) 2626-9229	Asia Kalyani Dwivedi kalyani.dwivedi@stratasys.com +91 80 6746 2606

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